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                          EXHIBIT 2


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                                             DRAFT  11/27/95
Contact:  [      ]                     FOR IMMEDIATE RELEASE

            FAMILY BARGAIN CORPORATION ANNOUNCES
                   SHAREHOLDER RIGHTS PLAN


New York, New York
November 27, 1995

        Family Bargain Corporation (NASDAQ: FBAR) announced today that its Board of Directors has adopted a Shareholder Rights Plan designed to protect shareholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. The Plan also is intended to provide additional protection from partial or two-tiered takeover attempts, coercive stock accumulation programs, street sweeps and other tactics that may be used to gain control of the Company without offering an adequate price to all shareholders. The Plan is designed to assure that any acquisition of the Company and/or any acquisition of control of the Company would take place under circumstances in which the Board of Directors can secure the best available transaction for all of the Company's shareholders.

        Under the Plan, each shareholder will receive a dividend of one Right for each share of the Company's outstanding common stock. Each Right will entitle the holder to purchase one one-thousandth of a share of new Series A Junior Participating Preferred Stock of the Company at an initial exercise price of $9.00 per one one-thousandth of a Preferred Share.

        Initially, the Rights are attached to the Company's
Common Stock and are not exercisable. They become detached from the Common Stock and become immediately exercisable after any person or group that is not a "Grandfathered
Person" becomes the beneficial owner of 15% or more of the Company's Common Stock or 10 days after any

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person or group announces a tender or exchange offer that
would result in that same beneficial ownership level, other than pursuant to certain "Permitted Offers".

        If such a buyer becomes a 15% owner in the Company, all Rights holders except the buyer will be entitled to purchase the Company's stock at a price discounted from the then market price. If the Company is acquired in a merger after such an acquisition, all Rights holders except the buyer will also be entitled to purchase stock in the buyer at a discount in accordance with the Plan.

        The Plan "grandfathers" from triggering the Rights Mr. Benson A. Selzer, Mr. Joseph Eiger, their respective spouses, children and related entities, unless any such person or entity, together with the "associates" and "affiliates" of such person or entity, own 50% or more of the outstanding Common Stock. Any acquisition of shares that causes a Grandfathered Person, together with its Affiliates and Associates, to become the beneficial owner of 50% or more of the Company's Common Stock will trigger the Rights.

        The distribution of Rights will be made to common shareholders of record at the close of business on December 8, 1995 and shares of common stock that are newly-issued after that date will also carry Rights until the Rights become detached form the common stock. The Rights will expire November 27, 2000. The Company may redeem the Rights for $0.001 each at any time before a buyer acquires a 15% position in the Company, and under certain other circumstances. The Rights distribution is not taxable to stockholders.

        Details of the Plan are included with a letter which will be mailed to all of the Company's stockholders.

        In addition, the Board of Directors of Family
Bargain Corporation adopted a new revised amended and restated by-laws which, among other matters, (i) puts in place certain procedures for setting a record date for the taking of any action by stockholder written consent,
(ii) puts in place certain procedures for shareholder proposals and

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nominations for directors to be properly brought at an
annual meeting of stockholders and (iii) eliminates the right of 10% of the stockholders of the Company to require the Company to call a special meeting of stockholders, and limits the subject matter which may be properly brought at a special meeting of stockholders to the matters specified in the notice given by the Company relating to such special meeting of stockholders.

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